UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 15


     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number 1-4315

                    Orange and Rockland Utilities, Inc.
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           (Exact name of registrant as specified in its charter)

                            One Blue Hill Plaza
                        Pearl River, New York 10965
                               (914) 352-6000
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            (Address, including zip code, and telephone number,
      including area code of registrant's principal executive offices)

                 Cumulative Preference Stock, no par value
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          (Title of each class of securities covered by this Form)

                  Common Stock, par value $5.00 per share
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           (Titles of all other classes of securities for which a
         duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)    ( )           Rule 12h-3(b)(1)(i)    ( )
       Rule 12g-4(a)(1)(ii)   ( )           Rule 12h-3(b)(1)(ii)   ( )
       Rule 12g-4(a)(2)(i)    ( )           Rule 12h-3(b)(2)(i)    ( )
       Rule 12g-4(a)(2)(ii)   ( )           Rule 12h-3(b)(2)(ii)   ( )
                                            Rule 15d-6             (x)

         Approximate number of holders of record as of the certification or notice date: -0- (All issued and outstanding shares of Cumulative Preference Stock, no par value, were redeemed by the registrant. The $1.52 Convertible Cumulative Preference Stock was the only series of Cumulative Preference Stock issued and outstanding.)

         Pursuant to the requirements of the Securities Exchange Act of 1934 Orange and Rockland Utilities, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

  Date: May 24, 1999                      By: /s/ Robert J. McBennett
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                                             Name:  Robert J. McBennett
                                             Title: Treasurer